GRAVIS OIL CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on September 7, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 PM, Mountain Daylight Time, on Wednesday, September 5, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00WUZA

Appointment of Proxyholder

I/We, being holder(s) of Gravis Oil Corporation hereby appoint(s): Jeffrey Freedman, Interim Chief Executive Officer, or failing him, Pat McCarron, Vice President Operations, or failing him, D. Richard Skeith, Corporate Counsel,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Gravis Oil Corporation to be held at the Calgary, Alberta offices of Norton Rose Canada LLP, Suite 3700, 400 3rd Avenue SW, on Friday, September 7, 2012 at 9:00 AM (Mountain Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Withhold

1. Election of Directors
Elect Scot Cohen, Ruben Alba, Daniel Smith, Glenn C. Pollack and Fred S. Zeidman as directors of the Corporation. ☐ ☐

For Withhold

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2. Appointment of Auditors
Appoint Marcum LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

For Against

3. Change of Name
Consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular accompanying this Proxy, to amend the articles of the Corporation to change the name of the Corporation from "Gravis Oil Corporation" to "Petro River Oil Corp." ☐ ☐

For Against

4. Equity Compensation Plan
Consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular accompanying this Proxy, to approve the adoption of an equity compensation plan of the Corporation. ☐ ☐

For Against

5. Share Consolidation
Consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular accompanying this Proxy, to grant the Board of Directors of the Corporation the discretionary authority to amend the Corporation's organizational documents to effect, within one year of the effective date of the special resolution approving same, one or more share consolidations of the issued and outstanding Common Shares, pursuant to which the Common Shares would be combined and reclassified into one Common Share at a ratio within the range from 1-for-2 up to 1-for-250, provided however, that the Corporation shall not effect a consolidation that, in the aggregate, exceeds 1-for-250. ☐ ☐

For Against

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6. Continuance into the State of Delaware
To consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular accompanying this Proxy, to approve the Continuance of the Corporation into the State of Delaware as if it had been incorporated under the laws of the State of Delaware, and, therewith, the amendment to the articles of the Corporation to change the authorized shares of the Corporation as reflected in the Certificate of Incorporation of Petro River Oil Corp. to be filed in the State of Delaware in the form provided in the Information Circular. ☐ ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.